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                                                                  EXHIBIT (C) 20

SIZELER PROPERTY INVESTORS, INC.
2542 Williams Blvd.
Kenner, LA 70062

August 10, 1998

Dear Shareholder:

     On August 6, 1998, the Board of Directors of Sizeler Property Investors, Inc. adopted a replacement shareholder rights plan to supersede the original shareholder rights plan in effect since May 19, 1989. The Board of Directors adopted the replacement rights plan to protect shareholder interests in the event that the Company receives a proposal which involves a sale of the Company or is subjected to substantial accumulations of stock which may have a coercive effect on the Company.

     The rights being granted under the replacement rights plan are designed to assure that all of the Company's shareholders receive fair and equitable treatment in the event of a proposal for sale of the Company. The rights are not intended to preclude legitimate proposals; however, they are intended to empower the Board of Directors to negotiate more effectively on behalf of all shareholders with respect to any such proposal. The replacement rights plan was not adopted in response to any known or anticipated proposal.

     Under the replacement rights plan, shareholders of record on August 27, 1998, shall receive a dividend of one right for each share of the Company's stock. Rights granted to you as a record holder of the Company's common stock on August 27, 1998, initially will be represented by, and will trade together with, the common stock. A brief description of the rights and the replacement rights plan accompanies this letter.

     Adoption of the replacement rights plan and the issuance of the rights do not affect the financial strength of the Company or the reported earnings per share, are not taxable to the shareholders or to the Company, and will not be dilutive.

     In connection with the adoption of the replacement rights plan, the Board of Directors has ordered, effective August 27, 1998, the redemption of the rights outstanding under the original rights plan. Accordingly, all shareholders of record on August 27, 1998, will receive the redemption price of $0.01 per right. The redemption price will be paid together with your regular quarterly dividend payable on September 3, 1998.

     The redemption payment is being treated by the Company as a distribution for tax purposes. In the normal course of events, the Company's total quarterly dividend distributions each year, which are less than funds from operations, have exceeded its current and accumulated "earnings and profits," which is a tax-related item. The Company expects that its total 1998 distributions (including the redemption distribution) will also exceed earnings and profits. For tax purposes, this will result in a portion of your total 1998 distributions being ordinary taxable dividend income; the remaining portion--identified as "Other Distributions" on your Form 1099--will not be taxable, but will reduce the adjusted basis of your shares for tax purposes. However, if all "Other Distributions" received in 1998 and prior years have exceeded your adjusted basis (that is, if your adjusted basis has been reduced to zero), all additional "Other Distributions" will be included in your taxable income as long-term or short-term capital gain (depending upon the length of your holding period for the common stock), assuming that the Company's common stock is a capital asset in your hands. Your Form 1099 for 1998 will report the total of all dividends and distributions paid on your shares in 1998 and will allocate that total between ordinary dividends and "Other Distributions."

     If you are enrolled in the Company's Dividend Reinvestment Plan, for your convenience, the total payment distributable to you on September 3, 1998-- including the $0.01 per share redemption distribution--will be reinvested on your behalf in the Company's common stock.

     The Board of Directors believes that the replacement rights plan represents a prudent means of enabling the Board of Directors to ensure that you as a shareholder of the Company are treated fairly. The adoption of the replacement rights plan is consistent with our goal to focus on maximizing long-term value for our shareholders and is designed to preserve the full value of your investment in the Company. The replacement rights plan and the rights are described in detail in the enclosed Summary of Rights to Purchase Preferred Stock. Please review this summary carefully.

Very truly yours,

/s/ Sidney W. Lassen
------------------------------
Sidney W. Lassen
Chairman of the Board and
 Chief Executive Officer
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                         SUMMARY OF RIGHTS TO PURCHASE
                               PREFERRED SHARES

  On August 6, 1998, the Board of Directors of Sizeler Property Investors, Inc. (the "Company") declared a dividend distribution of one Right for each outstanding share of the Company's common stock, par value $0.01 per share (the "Common Stock"), to stockholders of record at the close of business on August 27, 1998. Each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1,000) of a share of Series A Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a Purchase Price of $40 per one one-thousandth (1/1,000) of a share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Bank of New York, as Rights Agent (the "Rights Agent").

  Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), (ii) ten (10) business days (or such later date as the Board of Directors determines) following the commencement of a tender or exchange offer that would result in a person or group beneficially owning fifteen percent (15%) or more of such outstanding shares of Common Stock or (iii) ten (10) business days after the Board of Directors declares that a person or group of affiliated or associated persons (an "Adverse Person") owns a substantial percentage of the outstanding common stock (not less than 10%) and determines that such person's ownership (a) is intended to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such person with short-term financial gain under circumstances where the best long-term interests of the Company and its shareholders would not be served by such action or transactions at that time or (b) is causing or is reasonably likely to cause a material adverse impact on the business or prospects of the Company (including but not limited to, jeopardization of the Company's status as a real estate investment trust under the Internal Revenue Code of 1986, as amended, impairment of relationships with the Company's tenants, customers, lenders, providers of financial and other services, or regulators or impairment of the Company's ability to maintain its competitive position). The date the Rights separate is referred to as the "Distribution Date."

  Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after August 27, 1998 will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. Pursuant to the Rights
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Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

  The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 27, 2008, unless earlier redeemed by the Company as described below.

  As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates will represent the Rights. Except in connection with shares of Common Stock issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement, or upon the exercise, conversion or exchange of securities hereafter issued by the Company, or as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

  In the event that (i) the Company is the surviving corporation in a merger or other business combination with an Acquiring Person or Adverse Person (or any associate or affiliate thereof) and its Common Stock remains outstanding and unchanged, (ii) any person shall acquire beneficial ownership of more than fifteen percent (15%) of the outstanding shares of Common Stock (except pursuant to (A) certain consolidations or mergers involving the Company or sales or transfers of the combined assets, cash flow or earning power of the Company and its subsidiaries or (B) an offer for all outstanding shares of Common Stock at a price and upon terms and conditions which a majority of the Disinterested Directors (as defined below) determines to be in the best interests of the Company and its stockholders) or (iii) there occurs a reclassification of securities, a recapitalization of the Company or any of certain business combinations or other transactions (other than certain consolidations and mergers involving the Company and sales or transfer of the combined assets, cash flow or earning power of the Company and its subsidiaries) involving the Company or any of its subsidiaries which has the effect of increasing by more than one percent (1%) the proportionate share of any class of the outstanding equity securities of the Company or any of its subsidiaries beneficially owned by an Acquiring Person or Adverse Person (or any associate or affiliate thereof), each holder of a Right (other than the Acquiring Person or Adverse Person and certain related parties) will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right. However, Rights are not exercisable following the occurrence of any of the events described above until such time as the Rights are no longer redeemable by the Company as described below. Notwithstanding any of the foregoing, following the occurrence of any of the events described in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person or Adverse Person will be null and void.

  For example, at a Purchase Price of $40 per Right, each Right not owned by an Acquiring Person or Adverse Person (or by certain related parties or transferees thereof)

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following an event set forth in the preceding paragraph would entitle its holder to purchase $80 worth of Common Stock (or other consideration, as noted above) for $40. Assuming that the Common Stock had a per share market price of $10 at such time, the holder of each valid Right would be entitled to purchase eight shares of Common Stock for $40.

  In the event that, at any time following the Stock Acquisition Date, (i) the Company enters into a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a consolidation, merger or similar transaction pursuant to which all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property or (iii) more than fifty percent (50%) of the combined assets, cash flow or earning power of the Company and its subsidiaries is sold or transferred (in each case other than certain consolidations with, mergers with and into, or sales of assets, cash flow or earning power by or to subsidiaries of the Company as specified in the Rights Agreement), each holder of a Right (except Rights which previously have been voided as set forth above) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the Purchase Price of the Right. The events described in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

  The Purchase Price payable, the number and kind of shares covered by each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or securities convertible into Preferred Stock at less than the current market price of the Preferred Stock, if applicable, or
(iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, cash (excluding regular quarterly cash dividends), assets (other than dividends payable in Preferred Stock) or subscription rights or warrants (other than those referred to in (ii) immediately above).

  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent (1%) of the Purchase Price. No fractional shares of Preferred Stock are required to be issued (other than fractions which are integral multiples of one one-thousandth (1/1,000) of a share of Preferred Stock) and, in lieu thereof, the Company may make an adjustment in cash based on the market price of the Preferred Stock, if applicable, on the trading date immediately prior to the date of exercise.

  At any time after any person or group becomes an Acquiring Person or Adverse Person and prior to the acquisition by such person or group of fifty percent (50%) or more of the outstanding shares of Common Stock, the Board of Directors of the Company may, without payment of the Purchase price by the holder, exchange the Rights (other than Rights owned by such person or group, which will become void), in whole or in part, for shares of Common Stock at an exchange ratio of one-half (1/2) the number of shares of Common Stock (or in certain circumstances Preferred Stock) for which a Right is exercisable immediately prior to the time of the Company's decision to exchange the Rights (subject to adjustment).

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  At any time until ten (10) business days following the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, shares of Common Stock or other consideration deemed appropriate by the Board of Directors). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price. Notwithstanding the foregoing provisions of this paragraph, the Rights generally may not be redeemed during the 180-day period immediately following a change in a majority of the Board which was not nominated by the Board in office immediately prior to the meeting or meetings at which the majority was elected as a result of a proxy contest or other action.

  Other than those provisions relating to the principal economic terms of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date; provided, that any amendments after the Stock Acquisition Date must be approved by a majority of the Disinterested Directors and no amendment to adjust the time period governing redemption can be made at such time as the Rights are not redeemable. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, inconsistency or defect, to make changes which do not adversely affect the interest of holders of Rights (excluding the interest of any Acquiring Person or Adverse Person) or to shorten or lengthen any time period under the Rights Agreement; provided, that any amendments after the Stock Acquisition Date must be approved by a majority of the Disinterested Directors. Notwithstanding the foregoing, the approval of a majority of Disinterested Directors is not required for an amendment or supplement after the expiration of the 180-day period referred to in the preceding paragraph.

  The term "Disinterested Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Disinterested Directors, but does not include an Acquiring Person or Adverse Person, or an affiliate or associate of an Acquiring Person or Adverse Person or any representative of the foregoing entities.

  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth or in the event that the Rights are redeemed.

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